UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of                     January                                , 20 07
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑          Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934          Yes ☐          No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
(Registrant)
Date January 30, 2007	By	/s/ Harsya Denny Suryo
(Signature)

Harsya Denny Suryo
Vice President Investor Relation & Corporate Secretary

PRESS RELEASE
No.TEL.60/PR000/COM-10/2007
ARWlN RASYID REMAINS AS TELKOM’S CHIEF
Jakarta, January 30, 2007 — Following recent reports in the mass media concerning Arwin Rasyid’s resignation from his CEO post at TELKOM, we wish to confirm that:
1.	A resignation letter has never been submitted to the Board of Commissioners of TELKOM.
2.	TELKOM’s shareholders are looking to raise the market capitalization of the group to US$30bn by 2010 from then standing at about US$lObn when Arwin Rasyid was named TELKOM’s chief in June 2005.
3.	As of December 28’h, 2006 TELKOM’s market capitalization has passed the US$22bn mark. Although the business parameters and financial statements of the group have shown significant improvements, TELKOM still has to master many challenges ahead and to seek materializing business opportunities in the years to come. It has been and will remain TELKOM’s major focus to improve the company’s performance across its product and service portfolio to better serve its customers and its stakeholders.
4.	All these can only be achieved because TELKOM fundamentally has very strong potentials and always strives to conduct business based upon the principles of Good Corporate Governance.
According to Arwin Rasyid: “In the end, it is all up to the shareholders to change the composition of the Board of Directors on the upcoming EGM, if they decided to do so.
Harsya Denny Suryo
VP Investor Relations/ Corporate Secretary
For further information, please contact:
Investor Relations & Corporate Secretary
PT Telekomunikasi Indonesia, Tbk
Telp  : 62-21-5215109
Fax  : 62-21-5220500
E-mail   : investor@telkom.co.id
Website : www.telkom-indonesia.com